HESKETT & HESKETT
ATTORNEYS AT LAW

JOHN HESKETT	501 SOUTH JOHNSTONE, SUITE 501	TELEPHONE (918) 336-1773
APRIL MATHER	BARTLESVILLE, OKLAHOMA 74003	FACSIMILE (918) 336-3152
-------------------------------------------		Email: info@hesklaw.com
JACK HESKETT (1932 - 2005)
BILL HESKETT (1933 - 1993)

21 June 2006

Michele Anderson

Legal Branch Chief

U.S. Securities and Exchange Commission

100 F Street, NE

Washington DC 20549-4561

Re:

Famous Uncle Al’s Hot Dogs & Grille, Inc.

Registration Statement on Form SB-2

Filed April 3, 2006

File No. 333-132948

Dear Ms. Anderson:

Following please find our responses to your comments detailed in your correspondence dated May 3, 2006, in reference to the Company named above.

Prospectus Summary

1.

Indicate the percentage of your outstanding common stock that the number of shares being offered would represent following the offering.

RESPONSE: See Prospectus Summary, “Securities Being Offered”, reference to 3,583,876 shares offered as 33.6% of the total issued and outstanding, prior to and after the offering.

2.

Please avoid capitalizing commonly-understood terms such the "Prospectus," the "Company," "Common Stock" and "Regional Agreements" in the summary and throughout the remainder of the prospectus.

RESPONSE: Capitalized commonly-understood terms have been removed throughout document, and replaced with lower-case versions.

Risk Factors

1.

So that investors may determine the primary focus of each risk factor, generally revise your risk factor captions so that they are sentences describing the particular risk to your financial condition, liquidity, share price, or other aspect of your business, that is presented in the remainder of the risk factor.

RESPONSE: Risk factor headings have been reformatted into descriptive sentences throughout document.

2.

Tell us what consideration you have given to including a risk factor that discusses the risk associated with your currently having a sole director, who is also one of your only two executive officers.

RESPONSE: See new risk factor addressing sole director issue, as follows:

“Because we currently have only one director, who is also one of our two executive officers, control of the company is concentrated in one individual, who could make corporate decisions that may be disadvantageous to or opposed by shareholders.

We have a sole director who is one of only two executive officers of the corporation.  Accordingly, he will have a significant influence in determining the outcome of all corporate transactions. He will also have the power to prevent or cause a change in control.  The interests of our director may differ from the interests of the other stockholders and thus could result in corporate decisions that are disadvantageous to other shareholders.”

Note: the original SB-2 referred to two directors and one officer; the Amended SB-2 was corrected to reflect that there are two officers and one director.

Arbitrary Offering Price for Shares Bears No Relationship to Value

3.

So that investors may realize the likelihood of the risk, disclose the book value of a share of your common stock as of a recent date.

RESPONSE: See revised risk factor, as follows:

“The arbitrary offering price for the shares bears no relationship to the value or possible trading price of the shares.

The registration price of the shares was arbitrarily determined by us. The registration price bears no relationship to our assets, earnings to date, book value, net worth or other recognized economic criteria for valuing shares. In no event should the registration price be regarded as an indicator of any future market price of our securities.  The book value of our shares as of May 31, 2006, was $.017.”

No Prior Public Market; Volatility of Share Prices Likely

4.

To assist investors in recognizing the extent of the risk, generally describe requirements for being quoted on the over-the-counter bulletin board that may be difficult to satisfy under your circumstances.

RESPONSE: See revised risk factor:

“There is no prior public market for the company’s stock, and there is no assurance that a trading market will develop.  Even if a trading market is established there is no assurance that a market can be sustained, and it is possible the the value of the company’s stock will be volatile and may decline in the future.

There is no established public trading market or market maker for our securities. There can be no assurance that a market for our common stock will be established or that, if established, a market will be sustained. Therefore, if you purchase our securities you may be unable to sell them.  Accordingly, you should be able to bear the financial risk of losing your entire investment.

We plan to seek a listing on the Over The Counter ("OTC") Bulletin Board once our registration statement has cleared comments.  We will contact a market maker to seek the listing on our behalf.  Only market makers can apply to quote securities. Market makers who desire to initiate quotations in the OTC Bulletin Board system must complete an application (Form 211) and by doing so, will have to represent that it has satisfied all applicable requirements of the Securities and Exchange Commission Rule 15c2-11 and the filing and information requirements promulgated under the National Association of Securities Dealers' ("NASD") Bylaws.  The OTC Bulletin Board will not charge us with a fee for being quoted on the service.  NASD rules prohibit market makers from accepting any remuneration in return for quoting issuers' securities on the OTC Bulletin Board or any similar medium. We intended to be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and, as such, we may be deemed compliant with Rule 15c2-11. The NASD will review the market maker's application and if cleared, it cannot be assumed by any investor that any federal, state or self-regulatory requirements other than certain NASD rules and Rule 15c2-11 have been considered by the NASD. Furthermore, the clearance should not construed by any investor as indicating that the NASD, the Securities and Exchange Commission, or any state securities commission has passed upon the accuracy or adequacy of the documents contained in the submission.

The OTC Bulletin Board is a market maker or dealer-driven system offering quotation and trading reporting capabilities.  The OTC Bulletin Board system is a regulated quotation service that displays real-time quotes, last-sale prices, and volume information in OTC equity securities. The OTC Bulletin Board securities are not listed and traded on the floor of an organized national or regional stock exchanges. Instead, OTC Bulletin Board securities transactions are conducted through a telephone and computer network connecting market makers or dealers in stocks.

If we are unable to obtain a market maker to sponsor our listing, we will be unable to develop a trading market for our common stock. We may be unable to locate a market maker that will agree to sponsor our securities. Even if we do locate a market maker, there is no assurance that our securities will be able to meet the requirements for a quotation or that the securities will be accepted for listing on the OTC Bulletin Board.”

Management of Growth

5.

Indicate what the regional agreements concern, including how much of the United States is covered by your current regional agreements and whether you obtained new regional and franchise agreements subsequent to the assignment of the license to you, so that investors may realize the extent of the risk related to your "expansion of multiple stores nationwide."

RESPONSE: See revised risk factor, as follows:

“We are expanding our business through sales of franchises in new locations, and this brings with it financial risks related to the management of growth.

The company has regional agreements that could result in the expansion of multiple stores nationwide. Regional agreements grant the right to a “regional franchisee” or “territory director” to develop Famous Uncle Al’s Hot Dogs & Grille franchised restaurants in a defined geographic area. Areas are defined by county or state, or other geographic criteria. The regional franchisee or territory director promotes and markets individual franchise sales for the company.  A regional franchisee is obligated to develop a fixed number of restaurants in his territory.  The regional franchisee will receive $ 10,000 of the $ 17,500 franchise fee for each of the franchises that open in that franchisee’s territory. The regional franchisee or territory director also receives 2% of the volume generated by each individual unit developed in the territory.

As of June 14, 2006, there are 11 active regional franchisees or territorial directors, some of which were obtained subsequent to the assignment of the license.

As of June 14, 2006, our regional franchisee territories are as follows:

1)

Fairfield County, Connecticut

2)

State of Virginia

3)

States of Alabama and Mississippi

4)

State of Georgia, excluding Atlanta, Alpharetta, Roswell and the counties De Kalb, Fulton, Gwinnett, Cherokee and Clayton.

5)

State of Colorado

6)

Lee, Collier, Charlotte and Sarasota counties, Florida

7)

Northern portion of Palm Beach county, Florida

8)

State of Nevada

9)

Seminole and Orange counties, Florida

10)

Pennsylvania, excluding Philadelphia and surrounding counties.

11)

State of Tennessee

The company will be required to build a management infrastructure as it devotes significant managerial resources to manage this growth.  As a result of the increase in operating expenses caused by this expansion, operating results may be adversely affected if sales do not materialize, whether due to increased competition or otherwise.  The can be no assurance that the company will be able to grow in future periods or sustain any rates of revenue growth and profitability.  As a result, the company believes that period to period comparisons of its results of operation are not necessarily meaningful and should not be relied upon as an indication of future performance. The success of our planned expansion will be dependent upon numerous factors, many of which are beyond our control, including the following:

●	the hiring, training and retention of qualified marketing personnel; identification and availability of suitable restaurant sites or franchise locations;

●	negotiation of attractive lease terms, including significant tenant buildout allowances;

●	timely development of new restaurants, including the availability of construction materials and labor;

●	management of development, construction and pre-opening costs of new restaurants;

●	securing required governmental approvals and permits;

●	availability of adequate financing resources;

●	competition in our markets; and

●	general economic conditions.

We also face the risk that our existing systems and procedures, restaurant management systems, financial controls, and information systems will be inadequate to support our planned expansion. We cannot predict whether we will be able to respond on a timely basis to all of the changing demands that our planned expansion will impose on management and these systems and controls. If we fail to continue to improve our information systems and financial controls or to manage other factors necessary for us to achieve our expansion objectives, our business, financial condition, operating results or cash flows could be materially adversely affected.”

Reliance on Third Party Owners for Royalty Income

1.

This risk factor appears to describe multiple risks related to your reliance on royalty income and the franchising arrangement. Please set forth sub-captions as their own risk factors, with their own descriptions of particular risks to you.

RESPONSE: Franchising and royalty-income risks have been titled and described separately.

9.

To assist investors in recognizing the risk to you, please delete the mitigating phrase "Although we have attempted to mitigate these factors by careful attention to training and staffing needs" from the second sentence under "Costs are greater and profits are lower for new franchise location," and shift your explanation of the ways in which you attend to training and staffing needs to your business section. Also delete the mitigating phrase "Although we require that our third party suppliers and manufacturers comply with the U.S. Food and Drug Administration... manufacturing guidelines" from the final paragraph under "If our third party suppliers or manufacturers fail to timely deliver products...." Further delete the mitigating language "While it is possible to anticipate and mitigate any adverse effect on store profitability from increasing costs through, among other things, purchasing practices and menu price adjustments" from "Other costs of franchised operations could increase unpredictably."

RESPONSE: The mitigating language has been removed from the three referenced sections, and the following paragraph pertaining to training practices has been added to the Description of Business section:

“Franchisee Training:

Each franchisee, prior to opening a Famous Uncle Al’s Hot Dogs & Grille, is required to attend  a training program in an existing restaurant. Franchisees are also trained in their own restaurant by qualified company personnel to the satisfaction of the company. Staff for each store is trained on site.”

1.

Under "Other costs of franchised operations could increase unpredictably," state the source for the statement "Utility costs are projected to be particularly high during the summer of 2006 and the winter of 2006-2007."

RESPONSE: The United States government website, http://www.eia.doe.gov/emeu/steo/pub/contents.html, contains data that verifies the increases in energy costs and projects the same.  We have determined that the language of the referenced provision could be clarified, and have changed it, as follows:

“Other costs of franchised operations could increase unpredictably, and this has an unpredictable impact on our profitability.

Our stores’ profitability is also adversely impacted by other cost increases, over which we have limited or no control, such as high utility costs.  Utility costs are projected to be high in the foreseeable future.  There can be no assurance that any measures to anticipate or absorb such unpredictable costs will be successful.”

Certain stockholders have the ability to control the company…

2.

State which executive officers and directors are among the four individuals that collectively own approximately 61% of your common stock. We note the disclosure in your security ownership table later in the prospectus.

RESPONSE: We have revised the referenced provision to identify the specific officers and directors are among the four individuals holding the controlling stock of the company, and to separately state their ownership percentages.

Since Our Franchise Licensing Rights Are Subject to a License Agreement….

3.

So that investors may assess the likelihood of the risk, state whether you ever have been in default under the license agreement.

RESPONSE:  We have added a sentence to the referenced paragraph, stating that we have never been in default of our license agreement.

Risk Associated with Forward-Looking Statements

1.

Delete all references to the safe harbor for forward looking statements or clearly revise them to state that the safe harbor does not apply to statements made by a registrant that issues penny stock. See Section 27A(b)(1)(C) of the Securities Act of 1933 and Section 21E(b)(1)(C) of the Securities Exchange Act of 1934.

RESPONSE: We have revised the referenced section, which now reads as follows:

“SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements, which reflect our views with respect to future events and financial performance. These forward-looking statements are subject to certain uncertainties and other factors that could cause actual results to differ materially from such statements. These forward-looking statements are identified by, among other things, the words "anticipates," "believes," "estimates," "expects," "plans," "projects," "targets" and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statement was made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Important factors that may cause actual results to differ from those projected include the risk factors specified above. Notwithstanding the above, Section 27A of the Securities Act and Section 21E of the Securities Exchange Act expressly state that the safe harbor for forward-looking statements does not apply to companies that issue penny stock. Because we issue penny stock, the safe harbor for forward-looking statements does not apply to us.”

Use of Proceeds

2.

Disclose how you used, or plan to use, any cash proceeds you received from the sale of common stock to selling stockholders

RESPONSE:  We have revised the Use of Proceeds section to explain our use of cash proceeds, as follows:

“USE OF PROCEEDS

We will not receive any proceeds from the sale of the common stock offered through this Prospectus by the selling shareholders.  Cash proceeds paid to us by the selling shareholders have been used for general start up operations, marketing materials, expenses related to sourcing products, developing equipment and décor and furniture plans, marketing to regional and individual franchisees, advertising production and placement, legal fees for FTC franchise compliance, office rent, telephone, travel. Future expenditures will be primarily marketing and G&A.”

Determination of Offering Price

3.

It does not appear that your being quoted on the bulletin board would be the result of your "filing to obtain a quotation"; rather, market makers must make a market in your common stock and start the process for your stock being quoted on the bulletin board. Please revise your disclosure here and elsewhere in the prospectus accordingly.

RESPONSE:  We have revised the OTC references to clarify the role of the market maker throughout the prospectus, and we have specifically changed the referenced paragraph to read as follows:

“DETERMINATION OF OFFERING PRICE

The $1.00 per share price of the shares of our common stock has been determined arbitrarily by us and does not necessarily bear any relationship to our book value, assets, past operating results, financial condition or any other established criteria of value. Although our common stock is not listed on a public exchange, we will contact a market maker to seek a listing on the OTC Bulletin Board on our behalf.  Only market makers can apply to quote securities. Market makers who desire to initiate quotations in the OTC Bulletin Board system must complete an application (Form 211) and by doing so, will have to represent that it has satisfied all applicable requirements of the Securities and Exchange Commission Rule 15c2-11 and the filing and information requirements promulgated under the National Association of Securities Dealers' ("NASD") Bylaws.. There is no assurance that we will be able to locate a market maker willing to file a Form 211 on our behalf, and there is no assurance that our shares of common stock will be quoted on the OTC Bulletin Board. In addition, however, there is no assurance that our common stock, once it becomes publicly quoted or listed, will trade at market prices in excess of the initial public offering price, as prices for the common stock in any public market which may develop will be determined by the market and may be influenced by many factors, including the depth and liquidity of the market for the common stock, investor perception of us, and general economic and market conditions.”

Dilution

16.

Include the disclosure required by Item 506 of Regulation S-B, noting the dilution for purchasers in this offering, as it appears that the book value and offering price may be different.

RESPONSE: See revised response, which reads as follows:

“DILUTION

The common stock to be sold by the selling shareholders is common stock that is currently issued and outstanding, therefore there will be no dilution to our existing shareholders as a result of this offering.

These shares being offered by the selling security holders are being offered at $1.00 per share.  This is substantially more than the $.001 par value price paid by certain officers, directors, promoters and affiliated persons, including certain of the selling security holders, for common equity purchased by them during the past five years, and it is more than the current book value of the shares, which is $.017 per share.  The difference between the asking price being asked by the selling shareholders and the current book value of the shares is $.983 per share.”

Selling Security Holders,

1.

Please disclose the natural person(s) who exercise investment and voting control over the shares held by each entity or non-natural person, including, but not limited to, RVP, L.LC, Sportslink and EMF Enterprises, listed as a selling securityholder, to the extent they are not widely held. See telephone interpretation 4S under "Regulation S-K" in our March 1999 supplement to our manual of publicly available telephone interpretations, available on our website at http://www.sec.gov/interps/telephone/phonesupplementl.htm.

RESPONSE: See additional footnotes added to table of selling security holders, as follows:

“5) EMF Enterprises is owned by Elissa Filancia.

(6) JDS Development is owned by Don Shutts.

(7) RVP, LLC is owned by Rocco Arbitell.

(8) Sportslink is owned by Robert Dowdell.”

Plan of Distribution

2.

You state in the first paragraph that the shares may be sold from time to time at prevailing market prices, negotiated prices or fixed prices. While you may state that selling shareholders will sell at prevailing market prices or privately-negotiated prices once the shares are quoted on the OTC Bulletin Board, they may not sell at prices other than the fixed price of S1.00 per share before the shares begin trading on a market. Please revise the first paragraph accordingly.

RESPONSE:  See the revised first paragraph of the plan of distribution section, which now reads as follows:

“The shares may be sold or distributed from time to time by the selling shareholders, directly to one or more purchasers or through brokers or dealers who act solely as agents or may acquire shares as principals, and the shares may be sold at prevailing market prices or privately-negotiated prices once the shares are quoted on the OTC Bulletin Board, provided however that the selling shareholders may not sell at prices other than the fixed price of S1.00 per share before the shares begin trading on a market.”

Interest of Named Experts and Counsel

3.

You state in the security ownership table that John Heskett owns 1.2 million shares of your common stock. Please revise your disclosure in this section to account for his interest in your company, as it appears that he is a partner at your outside counsel Heskett & Heskett, or tell us in your response letter why you believe such disclosure is not required under the instruction to Item 509 of Regulation S-B. Also provide the disclosure regarding your transactions with Mr. Heskett pursuant to Item 404 of Regulation S-B or advise us why you believe you are not required to do so.

RESPONSE:See revised 2nd paragraph of Item 13, which adds a new second sentence that reads as follows:

”John Heskett of that firm owns 1,200,000 shares of Company’s common stock.”

In further response, it is believed that an Item 404 disclosure is unnecessary because Mr. Heskett received his shares as founders’ shares, valued at par, such that the value of such shares was less than $60,000.

Organization Within Last Five Years

4.

You state that "[d]uring the past 2 years the Company sold several regional Franchise Territories." Please explain here what franchise territories are and how selling them furthers your business.

RESPONSE: See revised third paragraph to referenced section, which now reads as follows:

“The franchise assignor sold several regional franchise territories prior to assigning the franchise to us.  Company came into those agreements under the global type of arrangement provided for under the Settlement Agreement of October 6, 2006, under which company agreed to assume the debts, liabilities and obligations of the company from which we were acquiring the franchise license in exchange for licensing rights.   There are currently 13 franchised restaurants opened. Three additional franchised restaurants are under contract and/or under construction.  A regional franchisee purchases a defined geographic area and is obligated to develop Famous Uncle Al’s Hot Dogs & Grille restaurants in their defined territory. Regional franchisees endeavor to sell the individual franchise opportunity to prospects. The company benefits in the short term by receiving a one time fee from the regional franchisee and a one time fee from each individual franchisee that the Regional franchisee sells. The company benefits long term from the weekly ongoing royalties collected from each individual franchise. This structure is designed to create a network of Regional franchisees that serve as a sales force for the company. Regional franchisees are compensated on a commission basis only. The company believes that this structure will allow the company to develop a dedicated national sales and marketing infrastructure without incurring the financial liability of supporting employed sales persons.”

Description of Business

5.

Disclose the consideration paid for the assignment of the development and franchising rights to you in October 2005.

RESPONSE:  See Description of Business, where it is stated that the assignment of the franchise rights to National Franchise Directors on October 6, 2005 was “for an aggregate price of $555,216, as detailed at Note 2 to the Financial Statements below.”

6.

Please expand your description here of material terms, such as agreement terms, significant obligations and so on, of the franchise agreements, the regional developer agreements and the franchise licensing rights agreement. For example, explain here how the advertising fund works. We note your mention of it in the notes to the financial statements.

RESPONSE: We have added two new sections to the Description of Business, as follows:

Terms of Material Agreements

The franchise agreement obligates the franchisee to open a Famous Uncle Al’s Hot Dogs & Grille restaurant in a specific area. The franchisee pays a $17,500 franchise fee and, for franchisee signing agreements after July 18, 2005, a 7% royalty on sales. Franchise agreements signed prior to July 18, 2005 are to pay a sales royalty of 6%. Of our 13 franchisees, 12 are subject to the 6% royalty fee, and 1 is subject to the 7% royalty fee, though at this point all no sales royalties have been collected, as we are giving all franchisees a royalty holiday through a date yet to be determined by management. The franchisee is financially responsible for the build-out of the restaurant, including purchase or lease of equipment, furniture, signs, point of sale register system and for the installation of the Famous Uncle Al’s approved décor package. The décor requires particular arrangement of the furniture and equipment and specific colors and decorations. The franchisee is obligated to purchase approved food and supplies and to offer consumers menu items prepared in accordance with company standards. The franchisee is required to operate the restaurant in accordance with methods and procedures prescribed by the company. A franchise is agreement term is 10 years with options to renew each successive 5 years.  The franchisee is also obligated to pay a 1% contribution to an advertising fund. As of this date the company has not collected any advertising contributions and does not expect to prior to opening an additional 20 restaurants.

The regional franchise agreement obligates a Regional Franchisee to oversee the marketing, sales and continued monitoring of individual franchised restaurants. The Regional franchisee pay a fee for the right to develop a defined geographic territory. The Regional Franchisee receives an ongoing royalty of 2% on the sales of each of the restaurants within the territory. The term is 10 years with option to renew in successive 5 year terms.

The franchise licensing rights grant the company the worldwide exclusive right to franchise restaurants under the Famous Uncle Al’s Hot Dogs and Famous Uncle Al’s Hot Dogs & Grille name and to utilize the Famous Uncle Al’s system, procedures and methods to operate the restaurants. The term is 75 years and requires that the company make payments to Al Stein, the originator of Famous Uncle Al’s restaurants. The agreement also provides an option for the company to purchase the rights in lieu of continuing payments.”

“Terms of License Assignment

Under the terms of the franchise agreement, which is for a term of 10 years and contains a renewal option, the franchisees are obligated for the payment of the following fees:

  .       Franchise Fees - In accordance with the terms of the franchise agreement, the Company receives an initial franchise fee of $17,500 to $60,000.

  .       Weekly Continuation Fees (Royalties) The Company is entitled to receive a weekly continuation Fees of 7% of gross sales on operations of restaurants that signed a franchise agreement on or after 7/18/05. Franchise agreements signed prior to that date are 6%. Franchise agreements signed after 7/18/05 with franchisees who previously signed agreements prior to 7/18/05 pay royalty of 6% on the new restaurant with the provision that the royalty will be increased to 7% upon resale. Franchise stores that are owned by Regional Franchisees pay 6% regardless of when the restaurant is opened with the provision that the royalty will be increased to 7% upon resale.

  .       Advertising Fund - The franchise agreements require the franchisees to contribute to an advertising fund based upon 1%of gross sales. The funds are to be maintained in a separate   bank account, and its use is restricted solely for advertising, marketing and public relations programs and materials to develop the goodwill and public image.

Through the terms of the "Franchise Agreement" the Company authorizes individuals and/or companies to form or establish and operate concept restaurants at approved locations. Under the agreement, Famous Al’s obligated to provide certain services both for the opening of, and the ongoing support of, each restaurant. Those services generally include:

       review and approval of restaurant location

       review and approval of plans and layout design

       identification of sources of supply of food purveyors and other suppliers provide an operations manual with respect to  guidelines and restaurant management techniques provide initial and ongoing training in acceptable methods of operations, food preparation techniques, management controls, accounting functions, legal framework of restaurant operations, human resources, promotional programs and public relations provide ongoing support with respect to maintaining quality products and insuring such products are offered at competitive prices perform ongoing consistency and quality inspections of restaurants in order to maintain uniform acceptable standards.”

1.

Please describe your competitors in this industry more particularly and name those that are similarly situated with you as far as size, regional scope and particular products sold are concerned. See Item 101(b)(4) of Regulation S-B.

RESPONSE: See additional explanatory paragraphs added to Competition section, as follows:

“Competition on the consumer level, in general, consists of any mid priced quick serve or fast food eating establishment within the trading area of a Famous Uncle Al’s Hot Dogs & Grille restaurant. Competition consists of delicatessens, diners, pizza parlors, established fast food restaurants such as Mc Donalds, Wendy’s and Burger King as well as numerous other eating establishments. Competition, particular to the specialty of hot dogs, consists of local restaurants specializing in hot dogs and hot dog carts. Competition also consists of established hot dog specialty chains such as Nathan’s Famous and Weinerschnitzel. To date no Famous Uncle Al’s restaurant has been opened in proximity to any nationally recognized chain restaurant specializing in hot dogs.

Competition regarding franchise sales, in general, consists of many franchise opportunities with similar start up costs in all categories. Besides food franchise opportunities such as Blimpies, Subway and Quiznos competition also includes non-restaurant opportunities. Some of those opportunities are pack and mail outlets, diet and health centers and domestic cleaning services.

Competition regarding franchise sales, particular to the specialty of hot dogs is limited. The most notable competitors are Weinerschnitzel with 340 units, located primarily in California and Nathans Famous Hot Dogs with 433 units. There are several smaller franchise competitors such as Flukys with 3 units in Illinois and Angels with an unknown number of stores in nine states.

The company does not consider the larger established franchise restaurants, such as Mc Donalds and Wendy’s to be direct competition. With start up costs typically less than $ 200,000 the company is seeking owner operators who will finance their own Famous Uncle Al’s restaurant.  The larger established fast food  franchises require start up funding in excess of our typical prospects financial ability.”

2.

In the recent sales of unregistered securities section you describe share issuances "as part of a regional territory buy-back arrangement." If your developer arrangements allow for territory buy-backs, describe what they involve and include a risk factor regarding the potential for your having to buy hack territories from regional developers and the effect on your financial condition.

RESPONSE:  Territory buy back arrangements are not provided in our territory agreements. The company negotiated the buy backs as part of a strategy to restructure our territory network .

3.

At the end of your business section, you state “At this time, we are not required to provide annual reports to security holders." State whether you will voluntarily send an annual report and whether the report will include audited financial statements. Also indicate that the public may read and copy any materials you file with the SEC at the public reference room at 100 P Street, N.E., Washington, DC 20549, as well as the other information required to be disclosed in your prospectus according to Item 101(c) of Regulation S-B.

RESPONSE: The suggested changes have been made to the referenced section, which now reads as follows:

“Reports to Security Holders:

At this time, we are not required to provide annual reports to security holders.  We do not not plan to provide annual reports to security holders in the future.  We do not currently file reports with the SEC, but we intend to become a reporting company after this prospectus is accepted as final by the SEC. The public may read and copy any materials we file with the SEC at the SEC’s public reference room, 450 Fifth Street, N.W., Washington, D.C. 20549, and may obtain information about the operation of that reference room by calling the SEC at 1-800-SEC-0330.  The SEC maintains an Internet website that contains reports, proxies, and information regarding issuers that file electronically with the SEC.  The SEC website is: http://www.sec.gov.  Information about us can be obtained from our corporate website as well, located at www.famoushotdogs.com.  Information accessed on or through our website is not deemed part of this prospectus.”

Management's Discussion and Analysis

26.

Please specifically address what changes in your results of operations, liquidity and capital resources, and trends you expect as a result of your reorganization from a private company to a public company. As part of your discussion, disclose your expected reporting and other costs related to your being a public company, and how you expect to satisfy the new costs.

RESPONSE: We have addressed the effect that being a public company will have by adding a risk factor and a subsection in our MD&A, as follows:

“There are additional costs of going public and those costs may be material to our ability to be profitable. We will become a publicly-traded company and, accordingly, subject to the financial, management, governance and reporting requirements of the U.S. securities laws. The public company costs of preparing and filing annual and quarterly reports, proxy statements and other information with the SEC and furnishing information, including, without limitation, audited reports, to stockholders will cause our expenses to be higher than they would be if we remained privately-held. In addition, we will incur substantial expenses in connection with the preparation of this prospectus and related documents with respect to the registration of the shares covered hereby.”

27.

Explain whether your plan of operations describes a "modest growth pattern" or "an aggressive accelerated growth pattern" so that you will need additional financing this year. Regarding your "accelerated growth plans," include a discussion of the funding and timing requirements related to your expansion efforts. For example, quantify the "significant additional capital" you will require for the expansion of your franchise operations, when you will require the additional capital and the source or potential source of those funds. As another example, indicate when you expect to commence the "aggressive marketing" of your franchise offerings, the associated increase in marketing expense and how you intend to pay for the increased costs. Disclose to what extent you have investigated or secured additional sources of financing, if any. If you have not made a significant effort to secure additional sources of financing, please make a statement to that effect.

RESPONSE: We have addressed our plans for growth by adding the following paragraphs:

“Our plan of operations, whether for modest or accelerated growth, consists of marketing the sale of franchises and regional franchises. Advertising is used to attract prospects to the individual and regional franchise opportunities. Follow up meetings with individual prospects as well as seminar style meetings for groups of prospects are the methods used to present a comprehensive description of the Famous Uncle Al’s Hot Dogs & Grille opportunity to prospects. Marketing for new restaurant franchised stores is targeted in areas where existing restaurants are operating and a regional franchisee is assigned. Regional franchise prospects are targeted in areas that do not have regional franchisees in place.

Marketing efforts and methods, currently considered modest, will be accelerated to the extent that additional capital will support. Currently our efforts are limited by the number of qualified personnel available to implement the marketing strategy and advertising and travel and entertainment  budget constraints.

The company believes that attracting additional capital is dependent, in part, on investors faith in the merits of the business and its business model as it exists. The company is confident that the existing business, consisting of operating restaurants and active regional franchisees, will present an attractive opportunity for investors.

Plans for additional funds

Additional funds will be required to implement accelerated growth plans.  The company has made no significant effort to secure additional sources financing at this time. The company intends to seek funding of up to $ 2,000,000 to support an accelerated marketing effort. Funds will be utilized to hire qualified sales and marketing personnel, increased advertising and to pay for other expenses associated with marketing such as travel, lodging and entertainment. Selling franchises is dependent, in great part, on the ability of the company representative to present the opportunity in a highly professional manner to prospects. The company works closely with regional Franchisees to market individual franchises in each territory.

If efforts to raise significant capital fail to procure any funds then the company will continue with its current “modest” growth pattern indefinitely or until the company successfully raises the desired capital. If the company raises less, or more, than the desired amount then efforts will be scaled to the amount of funds available.”

28.

Please provide a more thorough discussion of the extent to which you have relied on loans from company insiders as well as from private placements. Describe in greater detail the material terms of the loans and borrowings, including quantified disclosure of the amount of funds you have received from these sources for the past twelve months, repayment terms, maturities, etc. Also identify the shareholders and directors from whom you received funding and disclose the outstanding balance of any obligations owed to these individuals. Finally, address when and how you intend to fund any debt repayment obligations.

RESPONSE: We have added the following additional information pertaining to our loans and borrowings:

“The company has received loan proceeds of $ 100,000 from the company president, Dean Valentino. Original date of the loan is 11/30/05. The terms of this loan are one balloon payment due 11/30/2010 with simple annual interest at 10%. The principle of $ 100,000 and interest of $ 61,051.00 are due simultaneously. The company may prepay all or any part of the loan without penalty.”

The company has not received any other loan proceeds in the past 12 months.

In the past twelve months the company has received a total of $ 135,000 from private placements.

Hugh Koellhoffer	100,000	$50,000.00
Michael Dimyon	20,000	$20,000.00
Daniel DiBuono	10,000	$10,000.00
Joseph Saffi	20,000	$20,000.00
Nilsson	20,000	$20,000.00
Subscriptions after 12/31
Cohen,Steven	5,000	$5,000.00
Overland	10,000	$10,000.00
Total	225,000	$135,000.00

The company has received, from loans and private placements, a total of $ 235,000 in funding. The company depended on these funds for legal fees (SEC and franchise attorney), product enhancements and development, G&A, marketing, advertising and other start up expenses.

The $ 100,000 loan from our president is due as a balloon payment in 2010, principle and interest totaling $161,051. The company intends to repay this loan from earned income, replacement or refinancing of the loan, or future offerings or a combination of these means.

The company has debt liabilities as part of the settlement agreement with the franchise license assignor. $ 300,000 is due Sept 15, 2007, with simple interest of 8%, to 2 parties. The company intends to repay this loan from earned income, replacement or refinancing of the loan, or future offerings or a combination of these means.

The company has assumed $55,000 in notes payable to 6 individuals in connection with its purchase of the licensing rights. The collective original amount of the notes was $85,000. The notes are to be paid through proceeds derived from the sale of future franchises in or near the original subject store territory. The company intends to pay in accordance with the terms of the notes or prepay from earned income, replacement or refinancing of the loan, or future offerings or a combination of these means.

The company intends to repay those funds from revenues generated by continued operations.”

Certain Relationships and Related Transactions

1.

Revise to explain the purpose of the settlement agreement. Additionally, include all of the disclosure required by Item 404 of Regulation S-B about the $300,000 in related party notes, as referenced in your financial statements, or advise us why you do not believe such disclosure is required.

RESPONSE: We have revised our reference to the settlement agreement by revising that paragraph to read as follows:

“CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

By Settlement Agreement dated October 6, 2005, company executed two promissory notes for $150,000 each, one of which was to Paul Esposito, our Chief Executive Officer, and one to Richard Michael, our marketing director.  The notes were issued to Esposito and Michael in consideration of their services to the assignor of the franchise licensing rights to the company.

The purpose of the settlement agreement was to settle with parties who had performed services for the assignor, or who had invested funds in the assignor or its parent company after the franchise licensing rights had first been acquired by the assignor, and with the original owner of the franchise rights, Al Stein. The settlement agreement and assignment of the franchise rights to the company arose as a result of  the failure or the assignor and it parent to raise sufficient capital to support the advancement of the business.

On November 30, 2005, Dean Valentino, our President, Secretary, Treasurer and sole Director, made a loan of $100,000 to the company.  The terms of the loan provide for a balloon payment of the principal due five years from the date of execution, plus a one-time payment of $60,051 interest.  Except for the foregoing, none of the following parties has, since our date of incorporation, had any material interest, direct or indirect, in any transaction with us or in any presently proposed transaction that has or will materially affect us, other than noted in this section:

1.     Any of our directors or officers;

2.     Any person proposed as a nominee for election as a director;

3.     Any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our outstanding shares of common stock;

4.     Any of our promoters;

5.     Any relative or spouse of any of the foregoing persons who has the same house as such person.“

Executive Compensation

2.

We note that you have omitted the salary and other columns from the summary compensation table but have included other columns where the amounts paid to the named executive officers were zero. Therefore, please confirm to us in your response letter that the omitted columns indicate that you have not paid salaries or provided the other compensation required to be disclosed in the omitted columns according to Item 402(b) of Regulation S-B. Disclose in the risk factor regarding your reliance on key personnel that you did not pay the named executive officers salaries last year and for parts of 2006, if true.  Finally, indicate the significance of the asterisk next to 2006 in the summary compensation table row for Dean Valentino.

RESPONSE: We have revised our response to remove the asterisk next to Dean Valentino’s name, as there is no supplemental information for which an asterisk would be needed, and to indicate that we have not paid any compensation to any of our officers.

Report of Independent Registered Public Accounting Firm

3.

Please ask your auditor to revise his report to state, if true, that he conducted his audit in accordance with the "standards of the Public Company Accounting Oversight Board (United States)," rather than the "auditing standards...," as required by PCAOB Auditing Standard No. 1 and the related SEC Release 34-49707.

RESPONSE: This has been done in the revised financials.

Summary of Significant Accounting Policies Revenue Recognition

4.

Clarify the relationship between Famous Uncle Al's Hot Dogs & Grille, Inc. and Famous Uncle Al's Hot Dogs, Inc. Tell us and disclose whether you have any continuing involvement with the predecessor company, including whether you acquired the rights to the royalties from the franchises that were licensed by Famous Uncle Al's Hot Dogs, Inc. In this regard, we note your statement that you had thirteen franchised stores as of December 31, 2005. Also, you state in the Risk Factors that your operations have been financed to date, in part, by sales of franchise territory agreements and royalties from franchise sales. Clarify your disclosure to indicate to which entity you are referring.

RESPONSE: The company was not entitled to earn and recognize any revenue until it acquired the franchising rights through the execution of the October 6, 2005 purchase agreement. The “background” note, as originally filed, discloses this date. We have modified the second paragraph of the background note to read as follows:

“As of December 31, 2005, we had thirteen franchised stores, all acquired through the October 6th agreement, and have three franchised restaurants under construction, scheduled to open by the end of March 2006.”

Although we acquired these rights on October 6, 2005, we did not earn any revenue during that period because:

a.

We voluntarily gave our franchisees a royalty holiday through a date yet to be determined and

b.

We did not sell any franchises during the 86 days ended December 31, 2005

In light of your comment we have modified our Revenue Recognition note to read as follows:

“Revenue Recognition: Royalties and franchise fees are paid to us based on individual franchise agreements. Royalties generated from the thirteen stores acquired through the rights purchased on October 6, 2005 are based on franchisees’ restaurant sales, as defined in the franchise agreement, and are recognized as revenue in the period of the related sales. Franchise fees are recognized as revenue when we have performed substantially all services, typically at restaurant opening. Franchise fees collected but not yet earned are included in unearned income. We have granted the thirteen stores a royalty holiday through a date yet to be determined by management.”

If you do not have any continuing relationship with the predecessor entity or the franchised restaurants opened by that entity, revise your disclosures throughout the registration statement to clarify that you have no involvement with the previously franchised operations. Conversely, if you have acquired the rights to receive revenues from these franchises, clarify for us and disclose why your financial statements do not reflect any revenues since your inception in March 2005.

RESPONSE: Famous uncle Al’s hot Dogs & Grille received the franchising rights from Famous uncle Al’s Hot Dogs, Inc. There is no continuing involvement with the predecessor company except that royalties that had continued to be collected by the predessor have been transferred to Famous Uncle Al’s Hot Dogs & Grille. The settlement agreement provided for a sixty day access to the new account to wrap up some expenses, and there was continuing involvement to that extent. The financial statements do not reflect revenues from royalties on the stores because Famous Uncle Al’s Hot Dogs, Inc. continued to collect these royalties and then reconciled with Famous Uncle Al’s Hot Dogs & Grille, Inc. after the date of the audit.

Advertising Costs

33.

Tell us your basis for excluding the balance and activities of the Famous Al's Advertising Fund from your financial statements, Describe for us the purpose and activities of the fund and its ownership structure. Address all relevant accounting literature, including your consideration of FIN 46, if applicable.

RESPONSE: No advertising fund were collected or held at any time during the reporting period. We have modified our disclosure to read as follows:

“Advertising Costs: Franchisees may be required to pay a percentage of monthly sales to the Famous Al’s Advertising Fund (the “Fund”) for collective advertising and marketing programs. We have not required any funds be paid into nor have any expenses been incurred on behalf of the advertising fund through December 31, 2005 The Company incurs franchise development related advertising costs and expenses those costs as incurred. Advertising expense was immaterial for the year ended December 31, 2005.”

Note 2. Purchase of Assets

34.

Tell us your basis for accounting for your licensing agreement as an intangible asset with an indefinite life. Address all of the factors in paragraph 11 of SFAS 142.

RESPONSE: The financial statements have been restated to account for the excess of the purchase price paid over identifiable assets as goodwill. The amount allocated to the licensing agreement not considered material.

Financial Statement note 2 has been modified to read as follows:

“On October 6, 2005 we purchased the development and franchising rights of Famous Als’ for an aggregate of $555,216. The amount exceeding identifiable assets has been reflected as goodwill and is subject to our valuation policy. Consideration paid is summarized as follows:

2 Promissory notes payable to related parties	$300,000
Assumption of existing debt	55,000
Assumption of territory repurchase obligations	39,791
Common stock to be issued	10,550
Common stock issued	149,825
Total consideration	$555,166

The purchase price was allocated as follows:
Goodwill	515,375
Territory rights held for resale	39,791
Total assets acquired	$555,166

1.

Describe for us and disclose the nature and terms of the "territory rights held for resale" and the liability associated with "territory repurchase agreements." Tell us how you have accounted for these rights and obligations and your basis in the accounting literature.

RESPONSE: The “territory rights held for resale” consist of three separately distinct and identifiable liabilities assumed as part of the October 6, 2005 purchase agreement. They are Famous Al’s territories repurchased with the intent of reselling them to a qualified developer. A description of the territory, identification of the original developer and summary of transactions is as follows:

Description		Stobbs	RVP	Ronles, Inc
		Broward County Fl	Florida	Volusisia & Seminole cnt, FL
	Total
Original Amount	85,000	10,000	30,000	45,000
payments before tfr to FAUG	(45,209)	(5,000)	(20,000)	(20,209)
payments-10/6-12/31/05	(3,701)			(3,701)

Balance @ 12/31/05	36,090	5,000	10,000	21,090

These amounts were included as assets, subject to impairment, because management believes they can be resold at amounts that would equal or exceed the current carrying value. These were not refunds of amounts previously paid as described in FAS 45 par 18. They were liabilities specifically assumed under the purchase agreement.

Item 26. Recent Sales of Unregistered Securities

2.

We note that you have issued shares of common stock in exchange for services subsequent to December 31, 2005. It appears that some of these shares relate to prior services rendered to you or your predecessor or as settlement for prior claims associated with consulting services rendered to Famous Food Group, Inc, Famous Uncle Al's Hot Dogs, Inc., and National Franchise Directors, Inc. Disclose each issuance of shares in your financial statements and discuss your accounting policy for these shares. Refer to EITF 96-18, if applicable. In addition, revise your statement of stockholders' equity to disclose the information required by paragraph 11.d. of SFAS 7.

RESPONSE: The three shareholders receiving an aggregate of 70,000 shares of stock in January were included in the statement of stockholders’ equity under shares issued for settlement agreement and development rights.

The one shareholder receiving 150,000 shares in January was included in the statement of stockholders’ equity under shares issued to founders.

The fourteen shareholders receiving 105,500 shares in March were included on the December 31, 2005 balance sheet under the liability caption “Additional settlement shares to be issued”.

We have added the following disclosure table to note 6 of the financial statements:

: T

	Shares:	Value	Valuation method:
Shares issued to founders	8,750,000	$8,750	paid in cash at par value
Settlement agreement & development rights	1,498,250	149,825	management estimate of value of closely held stock
Shares issued for cash	170,000	120,000	paid in cash at subscription amount

3.

To the extent you have not done so, for each issuance of stock to a holder that provided services to you, generally note the services that were provided.

RESPONSE: See additional information added, as follows:

Certain of the shareholders received stock in settlement of or exchange for services to the company or to the license assignor company.  The names/services provided of those shareholders, and the stock issued on that basis, is as follows:

Name	Number of Shares Received	Nature of Service
Derrick Burrus	1,000	Consulting re: Florida systems
Vincent M. Caschetta	750	Consulting
Vincent R. Caschetta	750	Consulting
Barbara Johnston	125	Consulting re: decor
Gary Celovsky	30,000	Consulting re: Pittsburgh territory
Robert Frazier	2,500	Consulting re: POS system
David Kuchinski	50,000	Consulting re: general business
Craig Melton	3,500	Consulting re: marketing
Deborah Antonucci	10,000	Advertising services
Mary Jo Knox	5,000	Premium on a loan
Susan Ann Knox	5,000	Premium on a loan
John Mouganis	100,000	Financial consulting incentive
John Mouganis	7,500	Consulting
Michelle O’Neill	5,000	Premium incentive for loan
William & Sue Evans	25,000	Loan premium
Marianne Goletz	10,000	Premium incentive for loan
Christopher Passodelis	10,000	Legal consulting
Al Stein	110,000	Agreement for franchising rights
Christopher Schwartz	50,000	Consulting
Don Shutts	125,000	Finance consulting
Robert Germony	25,000	Meat product development
Erik Jensen	25,000	Legal consulting
RVP, LLC	20,000	Territory repurchase
Trimon LLC	40,000	Consulting- sign and logo design
Ronald McDonald	25,000	Store design and menu development
James A. Wilson	5,000	Legal – franchise consulting

Undertakings

4.

Include the full Regulation S-B Item 512(a) and (g) undertakings, effective December 1, 2005.

RESPONSE: The undertakings provisions have been revised in conformance with the above request, in that we removed reference to 512(e) and added reference to 512(g).

Signature page

5.

Identify, such as by parenthetical, your principal financial and accounting officer(s), as their signatures to the registration statement arc required by Form S-B.

RESPONSE:  Paul Esposito has been identified by parenthetical as the principal financial and accounting officer.

Exhibits

6.

Please file your assignment agreement with Famous Uncle Al's Hot Dogs, Inc. and the license agreement as exhibits to the registration statement pursuant to Item 601(b)(l) of Regulation S-B.

RESPONSE:  Assignments and license agreements have been attached as Exhibits.

7.

Please include schedules to the form of regional franchise agreement that identify the information omitted and set forth the material details in which the individual developer agreements differ from the form filed.

RESPONSE:See newly-added Exhibit 10.3, as follows:

Schedule Setting Forth Material Differences in Franchise Agreements

Material differences in Regional franchise agreements are primarily the territory that is assigned and the price paid by the regional franchisee. The standard fee of $ 40,000 but in 3 agreements has been adjusted to reflect territory size or other factors. Some agreements allow for first right of refusal for additional territory or rights to solicit outside of territory.

Son & Moon, Inc.

Dated Sept 24,2004

Portion of State of Tennessee –The counties of Knox, Hamilton and Bradley and all counties that border Interstate 75 between Chattanooga and Knoxville and east to the North Carolina border and west to the time zone line.

Price $ 65,000

CT Restaurant Concepts Dated July 23, 2004 Lee, Collier, Charlotte and Sarasota counties, Florida Price-$ 10,000
PaFUA,LLC Dated August 8th,2003 (assigned from Object 10,Inc. 8/23/2005) Pennsylvania and Ohio, EXCUDING Philadelphia and surrounding counties Price-$ 80,000

F.U.A. of Central Florida, Inc.

Dated May 17, 2005

Seminole county and the western portion of Orange county, defined as the portion west of Interstate 4.

Rights to sell franchises in surrounding counties that have not been assigned to a regional franchisee.

First right of refusal for eastern Orange county and Brevard county.

Price-$ 40,000

Dean Valentino Dated November 8, 2004 Fairfield County, Connecticut Price-$ 40,000

Trimon,LLC.

Dated February 10,2004

State of Nevada with right to solicit sales in Arizona, Utah, Colorado and Oregon. Compensation in these area is 57.15% for sales in areas without a Regional franchisee assigned and 2% royalty and 28.58% in areas with a Regional Franchisee assigned and ½ % royalty.

First right of refusal for the State of California

Price-$ 40,000

Garth and Hugh Koehlhoffer Dated March 21,2005 State of Colorado Price-$ 40,000

William Jennings

Dated May 5, 2004

State of Georgia EXCLUDING Atlanta, Alpharetta, Roswell and the counties De Kalb, Fulton, Gwinnett, Cherokee and Clayton.

First right of refusal for the excluded counties.

Price-$ 40,000

Melton, Inc.

Dated May 5,2004

Counties of Hmilton,Suwanee,Gilchrist,Levy,Dixie,Lafayette,Madison,Taylor,Jefferson,Leon,Wakulla,Gadsen,

Liberty,franklin,gulf,Calhoun,Jackson,Bay,Washington,Holmes,Walton,Okaloosa, Santa Rosa and Ecambe in the State of Florida.

Right to solicit sales in the States of Mississippi and Alabama with compensation of $ 10,000 for each $ 17,500 Franchise sold in territory without a regional franchisee and 2% royalty and $ 5000 compensation for sales in territory with a regional franchisee and 1% royalty.

Price-$ 40,000

LMBS Management, Inc Dated December 28,2004 Northern portion of Palm Beach County, Florida Above SR80 from Lake Okeechobee to the Atlantic Ocean Price-$ 40,000
MadJo Enterprises, Inc. Dated Sept 26, 2002 (assigned from Virginia Uncle Al’s, Inc. 3/1/2006) State of Virginia Price-$ 20,000

If you should have any further questions or comments, or need further information, please do not hesitate to contact the undersigned.

Very truly yours,

/s/   John Heskett

John Heskett

JFH:dc